

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05000885

January 5, 2005

Richard G. Dennis
General Attorney
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-5-2005

Re: SBC Communications Inc.
Incoming letter dated November 19, 2004

Dear Mr. Dennis:

This is in response to your letters dated November 19, 2004 and December 28, 2004 concerning the shareholder proposal submitted to SBC by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received letters on the proponent's behalf dated November 28, 2004 and December 18, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
JAN - 7 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

732717

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205



1934 Act/ Rule 14a-8

November 19, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received this shareholder proposal from Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Chevedden Trust") for inclusion in SBC's 2005 proxy materials. Mr. Ray Chevedden, on behalf of the Trust, has requested that all communication be directed to Mr. John Chevedden. For the reasons stated below, SBC intends to omit the proposal from its 2005 Proxy Statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement; the proponent's letter submitting the proposal; and SBC's correspondence to John Chevedden. A copy of this letter and related cover letter are being mailed concurrently to John Chevedden advising him of SBC's intention to omit the proposal from its proxy materials for the 2005 Annual Meeting.

The Proposal

On October 24, 2004, SBC received a letter from the proponent[1] containing the following proposal for SBC's 2005 Proxy Statement:

> *RECOMMEND: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.*

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2005 Annual Meeting for the reasons stated below.

<u>*Reasons the Proposal May be Omitted from the Proxy Statement*</u>

Pursuant to Rule 14a-8(i)(3): The proposal is materially misleading because it is inherently vague and indefinite.

Rule 14a-8(i)(3) permits companies to exclude proposals or statements that are materially false or misleading. Staff Legal Bulletin No. 14B (September 15, 2004) states that:

> [R]eliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> ...
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...

The proposal submitted by the Chevedden Trust meets that standard for exclusion. The proposal gives no indication what actions would need to be taken to implement it. It does not describe what documents would have to be modified, or how it should be modified. The proposal fails to provide any guidance to the shareholders that would be voting on it as to whether they are voting to change the bylaws or the certificate of incorporation. For example, SBC's Restated Certificate of Incorporation currently provides that a two-thirds majority vote of

[1] A copy of this letter is attached hereto as Exhibit 1.

the total outstanding shares is required to amend or repeal any bylaw that provides for the maximum number of Directors on SBC's Board or that provides for a classified Board. The Chevedden Trust proposal does not make clear whether these provisions of SBC's Certificate of Incorporation would have to be amended. Moreover, certain provisions of Delaware General Corporation Law (the "DGCL") such as §242(b) (relating to amendments to certificate of incorporation) and §251(c) (relating to mergers) require approval by a majority of the outstanding stock of the corporation and are similarly inconsistent with the proposal. Stockholders voting on the Chevedden Trust proposal could not be certain how the SBC Directors were expected to address this inconsistency.

Adding to the confusion, the proposal requires action by the Directors "to the greatest extent possible." This makes it impossible for the stockholders or the company to determine with any level of certainty what actions the Directors should take. Do the Directors need to amend governing documents, or, since amendment of the Certificate of Incorporation could not be accomplished without a subsequent shareholder vote after approval by the Board, would such an amendment be outside of the range of "possible" acts? If the Directors are required to amend governing documents, which ones must be changed, and how? Does the company need to lobby for changes to state law, or reincorporate in another state? Do the Directors retain the ability (and the obligation) to exercise their fiduciary duties in deciding whether something that is "possible" is in the best interests of the company and its shareholders? The Chevedden Trust proposal gives no guidance whatsoever to the company or to the shareholders as to how these critical questions should be answered.

The Staff has previously concurred in the exclusion of a substantially similar proposal under Rule 14a-8(i)(3) as vague and indefinite. In *PG&E Corporation* (March 1, 2002), the Staff confronted a simple majority proposal submitted by Nick Rossi, with John Chevedden as his designated representative. This proposal called for simple majority voting "to be the sole requirement, to the fullest extent possible" for issues to be voted on by shareholders. The company argued that the proposal was vague and indefinite because:

- it did not indicate what actions the company should take;
- it did not request any action to amend the bylaws or the certificate of incorporation;
- it did not describe the provisions of any documents that needed to be revised; and
- no other information was presented to allow the stockholders to make an informed decision.

The company concluded that neither the stockholders nor the company would be able to determine the proper scope of the proposal. The Staff concurred with the exclusion of the proposal as "vague and indefinite."

The Staff reached a similar conclusion in *FirstEnergy Corp.* (February 18, 2004). This involved a proposal calling for plurality voting on shareholder proposals. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. The company pointed out that it had no super-majority voting provisions, and that even if it had, the proposal was so vague and indefinite that it would mislead stockholders, since it "does not detail the manner in which the Proponent would modify the Code and falls short of providing the specificity that has consistently been called for by the Staff."

The Chevedden Trust proposal suffers from precisely the same defects that were identified in these two prior No-Action requests. As discussed above, the proposal does not even begin to suggest what action should be taken, and does not request that either the bylaws or the certificate of incorporation be amended. It simply calls for the SBC Directors to "take each step necessary" to implement the proposal. It does not describe what provisions of any documents that need to be revised, or present any other information that would allow the shareholders to make an informed decision. Proponent does not detail in any respect how SBC should modify its governing documents.

Because the Chevedden Trust proposal is so vague and indefinite that neither the shareholders nor the SBC Board of Directors would be able to determine with reasonable certainty what actions would be required if the proposal were adopted, it may be excluded under Rule 14a-8(i)(3).

In the event that the Staff does not concur with the exclusion of the Chevedden Trust proposal and its supporting statement in its entirety, SBC believes that the supporting statement may be omitted in its entirety under Rule 14a-8(i)(3). The paragraphs of the supporting statement are individually addressed below.

(a) The entire paragraph under the heading "75% Yes-Vote" can be deleted because it is materially false and misleading. Staff Legal Bulletin No. 14B states that corporations may rely on Rule 14a-8(i)(3) to exclude statements where "the company demonstrates objectively that a factual statement is materially false or misleading." The proponent's statement that this proposal "won a 75% yes-vote average at 7 major companies in 2004" is false and misleading. First, proponent does not identify which companies to which he is referring. In fact, at least eight companies voted on simple majority proposals in 2004: Alaska Air Group, Inc., Albertson's, Inc., Allegheny Energy, Inc., AT&T Wireless Services, Inc., The Boeing Company, Electronic Data Systems Corporation, Honeywell International

Inc., and US Bancorp. The average vote at these eight companies was less than 68% approval, a fact easily confirmed by searching publicly available records of these companies. Furthermore, the average yes-vote compared to shares outstanding for these companies on this issue is less than 48%.

In addition, the proponent's statement in this same paragraph that the "Council of Institutional Investors www.cii.org formally recommends adoption" of this proposal is also false. That website does not show any such recommendation in any area that may be viewed by the public. The Staff has previously required that this sentence be deleted or revised, most recently in another proposal from John Chevedden earlier this year. The Staff in *FirstEnergy Corp.* (February 13, 2004) stated that John Chevedden must:

> Revise the sentence that begins The Council of Institutional ..." and ends "to First Energy)" to make clear that the Council of Institutional Investors recommendation relates to proposals generally and revise the reference to www.ciii.org to provide a citation to a specific source for the discussion referenced."

Because the entire paragraph under the heading "75% Yes-Vote" is materially false and misleading, it can be excluded under Rule 14a-8(i)(3).

(b) The entire paragraphs under the headings "Terminate the Frustration of the Shareholder Majority" and "One Step Forward" can also be deleted because they are materially false and misleading. These statements falsely state that the absence of simple majority voting will enable a small minority of shareholders, even as small as 1%, to "frustrate the will of the shareholder majority." The Staff has encountered this statement many times, and has consistently required that the statement be deleted. See *Northrup Grumman Corporation* (March 17, 2003) (requiring John Chevedden to delete the "1% Minority Control" statement from his supporting statement for simple majority voting proposal); *U.S. Bancorp* (January 27, 2003) (requiring deletion of similar statement from a supporting statement for simple majority voting proposal); *Electronic Data Systems Corporation* (September 28, 2001) (requiring John Chevedden to delete similar 1% minority control statement from supporting statement for simple majority voting proposal submitted by Nick Rossi).

Because the proponent's entire paragraphs under the headings "Terminate the Frustration of the Shareholder Majority" and "One Step Forward" are materially false and misleading, they can be excluded from the Chevedden Trust proposal under Rule 14a-8(i)(3).

(c) The entire paragraph under the heading "Advancement Begins with a First Step" can be deleted because it is materially false and misleading. Staff Legal Bulletin No. 14B states that corporations may rely on Rule 14a-8(i)(3) to exclude statements where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Another basis for excluding statements is where: "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

Proponent's paragraph sets out a series of comments about individual SBC Directors. The Chevedden Trust proposal, however, does not concern directors at all; it simply requires a simple majority vote on measures voted on by shareholders. Proponent does not articulate any rational connection between the activities of the directors and the need for simple majority voting, other than the general statement that the directors' activities somehow reinforce the need for the proposal. Proponent is simply using allegations about the SBC Directors for inflammatory purposes, and creating a materially false and misleading impression that there is some connection between the proposal and the Directors. Moreover, his statements impugn the character, integrity and personal reputation of SBC Directors without factual foundation. Proponent states that the Directors raise an "over-extension concern" and an "independence concern," and that they have been labeled "problem directors." He states that SBC's "overall corporate governance fitness ... is not impeccable." These statements are presented without factual foundation. Proponent presents no explanation of how the Directors' sitting on other boards, or their age or tenure on SBC's Board, or their positions on the Board Committees, contribute to corporate governance problems, or for that matter, how "corporate governance fitness" relates to shareholder simple majority voting.

As with the other statements discussed above, the Staff has disposed of similar statements when they have appeared in proposals in which John Chevedden is involved. In *Lockheed Martin Corporation* (February 5, 2001), the company objected to inclusion of a portion of the supporting statement that described the "shortcomings" of its directors. This supporting statement was submitted by John Chevedden in connection with his proposal for simple majority voting. The company noted that the relationship between simple majority voting and directors' independence was not clear or made clear in the proposal. The company also pointed out that the statements impugned the character and integrity of the directors without a factual foundation, by accusing two directors of being "cross-directors" who acted not in the best interests of the shareholders.

The Staff concurred and permitted the company to exclude the entire section of the supporting statement.

Similarly, in *UAL Corporation* (February 9, 2004), the Staff concurred in the exclusion of a portion of the supporting statement that contained comments about the company's recent financial performance. The company objected that the statements about recent losses were included by John Chevedden for "inflammatory purposes" and without rational connection to the proposal.

Because proponent's entire paragraph in the Chevedden Trust's supporting statement under the heading "Advancement Begins with a First Step" is materially false and misleading, it can be excluded under Rule 14a-8(i)(3).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If I may answer any questions about this matter, please do not hesitate to call me at (210) 351-3326.

Sincerely,



Richard G. Dennis
General Attorney

Enclosures

cc: John Chevedden

EXHIBIT 1

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Edward E. Whitacre
Chariman
SBC Communications Inc. <SBC>
175 E Houston
San Antonio, TX 78205

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden — 10-22-04

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Joy Rick, Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 210-351-3521, 210-351-3467

3 – Adopt Simple Majority Vote

RECOMMEND: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 67% vote of shares to make certain governance changes, if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority.

Advancement Begins with a First Step

I believe that the need to take at least the above RECOMMEND step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Eight directors were allowed to hold from 4 to 11 director seats each – over-extension concern.
- Our Lead Director, who was also the chairman of our key Audit Committee, had 21-years tenure – independence concern. Furthermore he was age 72.
- Only one member of our key Audit Committee was not in his 70s.
- 2003 CEO pay was reported as $24 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- "Target" bonuses of almost 200% of salary were paid out despite targets not actually being met. Source: The Corporate Library (TCL), an independent investment research firm in Portland, Maine
- James Henderson was designated a problem director by The Corporate Library, because he was the chairperson of the committee that set executive compensation at SBC, which received a CEO Compensation rating of 'F' by TCL.
- John McCoy was designated a problem director because he was the chairperson of the committee responsible for director nominations at SBC, which receives a Board Composition grade of 'F'.
- Our Board had 17 directors – unwieldy Board concern.

Shareholder proposal text to address some of these topics can be found on the internet and this text can be used by shareholders to submit ballot proposals to our company for the next annual meeting.

One Step Forward

I believe the above practices reinforce the reason to take one step forward and adopt simple majority vote. This will terminate the potential frustration of the will of the shareholder majority and send a message that we as shareholders favor reform.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

November 28, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

SBC Communications Inc. (SBC)
Shareholder Position on SBC No-Action Request
Ray T. Chevedden
Rule 14a-8 Proposal, Simple Majority Topic

Ladies and Gentlemen:

There are a number of defects in the company no action request such as:

1) The company incorrectly claims that a precatory 500-word shareholder proposals must 1) not focus on the proposal objective and 2) furthermore must not focus on supporting statements but must be a detailed instruction sheet for the board.
For instance the company incorrectly claims that it is mandatory that precatory Rule 14a-8 proposals "describe what documents would have to be modified."
The company incorrectly claims that a 500-word precatory proposal must "detail ... how SBC should modify its governing documents." This could lead to a ridiculous chain of events. If the proponent accordingly hired an attorney specializing in corporate law to draft such a detailed instruction sheet then the company could hire a similar attorney to find argumentative question-marks in such text.

It is disingenuous for any company to make an "instruction sheet" argument in a no action request. The company always has an "out" by not exactly implementing a proposal under the "substantial implementation" precedent.

The purpose of Rule 14a-8 is not that shareholders be asked to make an "informed decision" on which governing documents are to be changed to adopt a proposal. That job is reserved for the board and any governance experts that the board employs.

2) The company implicitly claimed the Board would be stumped by implementing an established shareholder proposal topic entitled "Adopt Simple Majority Vote." In its over-zealousness the company implicitly claims that the board is incompetent.

3) Company precedents do not fit:

SBC claimed that a persuasive part of FirstEnergy (Feb. 18, 2004) was, "The company pointed out that it had no super-majority voting provision ...." SBC fails to make this fit because SBC does not claim that SBC has "no super-majority voting provision."

The company fails to defend or attempt to reconcile the differences in its cited Staff Letters.
For instance there are great differences in the text of this proposal compared to the text in the purported precedents:
PG&E Corporation (March 1, 2002)
"Enhance Simple Majority Vote proposal approved by 93% of yes-no votes
"Under this enhancement, simple-majority vote is to be the sole requirement, to the fullest extent possible, to effect a merger or business combination or other issue for shareholder vote for approval and board action.

"This provision is to apply as a bylaw even if our company's poison pill is rescinded or expires. This also includes that, if our directors adopt any part of this proposal, that our directors not adopt another proposal that negates, or tends to negate the impact of this proposal. In other words we want to trust our directors to not—repeat not—take bylaw and/or policy maneuvering steps that reverse each other.

"One reason for this proposal is that our company recently adopted a poison pill without our approval. The poison pill can limit the impact of simple majority shareholder vote. It can also take oversight power from shareholders who may need to exercise more vigilance in evaluating our company's strategic plan during bankruptcy."

First Energy Corp. (February 18, 2004)
"The shareholders of First Energy request that the Board of Directors amend their bylaws to eliminate the double standard and change the requirement to pass a shareholder proposal to a plurality of the shares represented and that they be required to abide by the decision of the shareholders."

4) Company purported information does not fit:
For instance by using a different period of measurement. The company fails to explain how its purported percentage figure on 8 proposals could make incorrect a percentage based on 7 proposals. The company claim is similar to incorrectly arguing that if car sales increased 10% in the first 7 months, then the 10% increase in 7 months must be false if car sales increase 11% in the first 8 months.

For instance by introducing as a "red herring" text that does not appear in the proposal.
"1% Minority Control" is not used in the proposal.

5) The company intentionally omitted words from the shareholder proposal.
The company conveniently claims that the proposal states the Council of Institutional Investors recommends adoption of this "proposal" – yet the proposal states "proposal topic."

6) The company does not contest the factual correctness of any individual item under the heading "Advancement Begins with a First Step."

Shareholders will know the single topic of this proposal because the single unified block of text headed by "Advancement Begins with a First Step" clearly refers to "the above RECOMMEND step" in the first sentence as the sole topic of the proposal.

Additionally SBC did not address the updated proposal submitted on November 11, 2004.

This is not an exhaustive list of the defective types of arguments and corresponding examples used by the company. However some of theses defects are so fundamentally devastating to any clam of credibility or are so intentionally misleading that the entire company letter should be rejected. Otherwise it would require an undue Staff burden of extensive scrutiny to support any tendency for piecemeal concurrence.

The right to submit additional information is requested.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Richard Dennis

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 18, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SBC Communications Inc. (SBC)
Shareholder Position on SBC No-Action Request
Rule 14a-8 Proposal: Simple Majority Topic
Proponent: Ray T. Chevedden

Ladies and Gentlemen:

There are a number of defects in the company no action request such as:

1) The company incorrectly claims that a precatory 500-word shareholder proposals must 1) not focus on the proposal objective and 2) furthermore must not focus on supporting statements but must be a detailed instruction sheet for the board.
For instance the company incorrectly claims that it is mandatory that precatory Rule 14a-8 proposals "describe what documents would have to be modified."
The company incorrectly claims that a 500-word precatory proposal must "detail ... how SBC should modify its governing documents." This could lead to a ridiculous chain of events. If the proponent accordingly hired an attorney specializing in corporate law to draft such a detailed instruction sheet then the company could hire a similar attorney to find argumentative question-marks in such text.

It is disingenuous for any company to demand a step-by-step instruction sheet for the board of directors in a rule 14a-8 proposal. The company always has an "out" by not exactly implementing a proposal under the "substantial implementation" rule.

The purpose of Rule 14a-8 is not that shareholders be asked to make an "informed decision" on which governing documents are to be changed to adopt a proposal. That job is reserved for the board and any governance experts that the board clearly has the resources to employ.

2) The company implicitly claimed the Board would be stumped by implementing an established shareholder proposal topic entitled "Adopt Simple Majority Vote." In its over-zealousness the company implicitly claims that the board is incompetent both on its own and on its ability to hire knowledgeable governance specialists.

3) Company precedents do not fit:

SBC claimed that a persuasive part of FirstEnergy (Feb. 18, 2004) was, "The company pointed out that it had no super-majority voting provision ...." SBC fails to make this fit because SBC does not claim that SBC has "no super-majority voting provision."

The company fails to defend or attempt to reconcile the differences in its cited Staff Letters.
For instance there are great differences in the text of this proposal compared to the text in the purported precedents:
The PG&E Corporation (March 1, 2002) lengthy proposal statement
"Enhance Simple Majority Vote proposal approved by 93% of yes-no votes
"Under this enhancement, simple-majority vote is to be the sole requirement, to the fullest extent possible, to effect a merger or business combination or other issue for shareholder vote for approval and board action.

"This provision is to apply as a bylaw even if our company's poison pill is rescinded or expires. This also includes that, if our directors adopt any part of this proposal, that our directors not adopt another proposal that negates, or tends to negate the impact of this proposal. In other words we want to trust our directors to not—repeat not—take bylaw and/or policy maneuvering steps that reverse each other.

"One reason for this proposal is that our company recently adopted a poison pill without our approval. The poison pill can limit the impact of simple majority shareholder vote. It can also take oversight power from shareholders who may need to exercise more vigilance in evaluating our company's strategic plan during bankruptcy."

First Energy Corp. (February 18, 2004)
"The shareholders of First Energy request that the Board of Directors amend their bylaws to eliminate the double standard and change the requirement to pass a shareholder proposal to a plurality of the shares represented and that they be required to abide by the decision of the shareholders."

4) Company purported information does not fit:
For instance by using a different period of measurement. The company fails to explain how its purported percentage figure on 8 proposals could make incorrect a percentage based on 7 proposals. The company claim is similar to incorrectly arguing that if car sales increased 10% in the first 7 months, then the 10% increase in 7 months must be false if car sales increase 11% in the first 8 months.

For instance by introducing as a "red herring" text that does not appear in the proposal.
"1% Minority Control" is not used in the proposal.

5) The company intentionally omitted words from the shareholder proposal.
The company conveniently claims that the proposal states the Council of Institutional Investors recommends adoption of this "proposal" – yet the proposal states "proposal topic."

6) The company does not contest the factual correctness of any individual item under the heading "Advancement Begins with a First Step."

Shareholders will know the single topic of this proposal because the single unified block of text headed by "Advancement Begins with a First Step" clearly refers to "the above RECOMMEND step" in the first sentence as the sole topic of the proposal.

Additionally SBC did not address the updated proposal submitted on November 11, 2004 and attached.

This is a representative but not an exhaustive list of the defective types of arguments and corresponding examples used by the company. However some of theses defects are so fundamentally devastating to any clam of credibility or are so intentionally misleading that the entire company letter should be rejected. Otherwise it would require an undue Staff burden of extensive scrutiny to support any tendency for piecemeal concurrence.

The opportunity to submit additional information is requested.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Richard Dennis

[Nov. 11, 2004]

3 – Adopt Simple Majority Vote

RECOMMEND: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 67% vote of shares to make certain governance changes, if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority.

Advancement Begins with a First Step

I believe that the importance of taking the above RECOMMEND step is reinforced by viewing our overall corporate governance fitness which was not impeccable. For instance in 2004 it was reported:

- Eight directors were allowed to hold from 4 to 11 director seats each – over-extension concern.
- Our Lead Director, who was also the chairman of our key Audit Committee, had 21-years director tenure – independence concern. Furthermore he was age 72.
- Only one member of our key Audit Committee was not in his 70s.

- 2003 CEO pay was reported as $24 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- "Target" bonuses of almost 200% of salary were paid out despite targets not actually being met. Source: The Corporate Library (TCL), an independent investment research firm in Portland, Maine
- The Corporate Library's ratings for our company were:
  OVERALL RATING = F
  Board Composition = F
  CEO Compensation = F

- James Henderson was designated a "problem director" by The Corporate Library, because he was the chairperson of the committee that set executive compensation at SBC, which received a CEO Compensation rating of "F" by TCL.
- John McCoy was designated a "problem director" because he was the chairperson of the committee responsible for director nominations at SBC, which received a Board Composition grade of "F".
- Our Board had 17 directors – unwieldy Board concern.

One Step Forward

I believe the above practices reinforce the importance to take one step forward and adopt simple majority vote. This will terminate the potential frustration of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership has been forwarded.

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205



1934 Act/ Rule 14a-8

December 28, 2004

2005 JAN -3 AM 9:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

Ladies and Gentlemen:

This statement is submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to two letters from Mr. John Chevedden dated November 28, 2004, and December 18, 2004, on behalf of a proposal from Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Chevedden Trust").

Pursuant to Rule 14a-8(j), enclosed are six copies of this statement. A copy of this letter and related cover letter are being mailed concurrently to John Chevedden.

Mr. Chevedden refers in his letters to an "updated proposal" submitted by the Chevedden Trust on November 11, 2004. A copy of the November 11 submission is attached to this letter. SBC has elected to accept the "updated" November 11 version in lieu of the original letter received on October 24, 2004. See *Staff Legal Bulletin No. 14* (July 13, 2001), Section E.2. We note that the November 11 version does not alter a word of the original proposal; it simply makes minor changes to the supporting statement that accompanied the proposal. As a result, SBC reaffirms its position and all of its arguments with respect to the November 11 Chevedden Trust proposal and accompanying supporting statement that were set forth in SBC's letter to the Staff dated November 19, 2004.

Elsewhere in his letters, Mr. Chevedden attempts to distinguish two prior No-Action letters cited by SBC in which similar proposals were excluded with the concurrence of the Staff under Rule 14a-8(i)(3). He alleges that the proposals in *PG&E Corporation* (March 1, 2002) and *FirstEnergy Corp.* (February 18, 2004) had "great differences in the text" compared to the Chevedden Trust proposal. In reality, however, both of those proposals seek precisely the same thing that the Chevedden Trust proposal requests, and suffer from the same defects: they are simple majority proposals that are inherently vague and indefinite. In the *PG&E* letter (for which Mr. Chevedden was also the proponent's designated representative), the proposal specifically stated that "simple-majority vote is to be the sole requirement, to the fullest extent possible," for mergers and other issues put to a shareholder vote. There is no substantive difference between that proposal and the Chevedden Trust proposal, which called for "a simple majority vote to apply on each issue that can be subject to a shareholder vote-to the greatest extent possible."

Similarly, the proposal in *FirstEnergy* is substantially the same as the Chevedden Trust's proposal. The *FirstEnergy* proposal requests a change in company requirements for plurality voting on shareholder proposals. The supporting statement for the *FirstEnergy* proposal makes clear that the proponent is seeking simple majority voting. The proponent contrasts the company bylaws that allegedly provide for simple majority voting on management proposals but require plurality voting for shareholder proposals. As in the *PG&E* letter, the proposal requests simple majority voting. Mr. Chevedden also tries to distinguish *FirstEnergy* on the grounds that the company in that letter claimed that it had no plurality voting requirements, while SBC has made no such claim. This claim by the company in *FirstEnergy*, however, was not central to its argument that the proposal could be excluded under Rule 14a-8(i)(3). Referring to the non-existent plurality voting requirement, the company stated: "Even if there were such a provision contained in the Code that could be amended, ... the Proposal remains so vague and indefinite as to be misleading for shareholders." Thus, the concurrence by the Staff in the exclusion of the proposal in *FirstEnergy* under Rule 14a-8(i)(3) is directly relevant to Chevedden Trust proposal.

For the reasons set forth above, in my opinion, SBC may omit the revised proposal from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. If I may answer any questions about this matter, please do not hesitate to call me at (210) 351-3326.

Sincerely,



Richard G. Dennis
General Attorney

Enclosure

cc: John Chevedden

REVISED 11-11-04
John Chevedden

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Edward E. Whitacre
Chariman
SBC Communications Inc. <SBC>
175 E Houston
San Antonio, TX 78205

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden — 10-22-04

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Joy Rick, Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 210-351-3521, 210-351-3467

[Nov. 11, 2004]

3 – Adopt Simple Majority Vote

RECOMMEND: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 67% vote of shares to make certain governance changes, if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority.

Advancement Begins with a First Step

I believe that the importance of taking the above RECOMMEND step is reinforced by viewing our overall corporate governance fitness which was not impeccable. For instance in 2004 it was reported:

- Eight directors were allowed to hold from 4 to 11 director seats each – over-extension concern.
- Our Lead Director, who was also the chairman of our key Audit Committee, had 21-years director tenure – independence concern. Furthermore he was age 72.
- Only one member of our key Audit Committee was not in his 70s.

- 2003 CEO pay was reported as $24 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- "Target" bonuses of almost 200% of salary were paid out despite targets not actually being met. Source: The Corporate Library (TCL), an independent investment research firm in Portland, Maine
- The Corporate Library's ratings for our company were:
  OVERALL RATING = F
  Board Composition = F
  CEO Compensation = F

- James Henderson was designated a "problem director" by The Corporate Library, because he was the chairperson of the committee that set executive compensation at SBC, which received a CEO Compensation rating of "F" by TCL.
- John McCoy was designated a "problem director" because he was the chairperson of the committee responsible for director nominations at SBC, which received a Board Composition grade of "F".
- Our Board had 17 directors – unwieldy Board concern.

One Step Forward

I believe the above practices reinforce the importance to take one step forward and adopt simple majority vote. This will terminate the potential frustration of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership has been forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated November 19, 2004

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote.

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that SBC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel